TE Connectivity plc

Pembroke House

28 - 32 Pembroke Street Upper,

Dublin 2, Ireland

D02 NT28

VIA EDGAR

April 23, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Erin Donahue

Re:	TE Connectivity plc Registration Statement on Form S-4 Originally filed March 18, 2024 File No. 333-278047

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, TE Connectivity plc hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-278047, as amended, be accelerated by the Commission so that it may become effective at 4 P.M. Eastern Time on Wednesday, April 24, 2024 or as soon thereafter as practicable.

Please contact P.J. Himelfarb of Weil, Gotshal & Manges LLP at (202) 682-7208 or pj.himelfarb@weil.com as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

TE CONNECTIVITY PLC

By:	/s/ Harold G. Barksdale
	Name:	Harold G. Barksdale
	Title:	Director